UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated August 31, 2007

2.

News Release dated September 4, 2007

3.

News Release dated September 6, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: September 13, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

August 31, 2007

Strathmore Grants Stock Options

Strathmore Minerals Corp (“Strathmore”) has granted incentive stock options to directors, officers and employees to purchase up to 2,500,000 common shares at $2.75 per share for a period of 5 years expiring August 31, 2012.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, Strathmore also has U.S. based development offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

ON BEHALF OF THE BOARD

     For Investor Relations:

 “Dev Randhawa”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

Dev Randhawa, Chairman and CEO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 4, 2007

Strathmore Completes Joint Venture with American Uranium on the Pine Tree - Reno Creek,

Wyoming, Uranium Project

Strathmore Minerals Corp. (“Strathmore”) is pleased to announce it has completed a formal Joint Venture Agreement with American Uranium Corporation (“AUC”) to finance the development of the Pine Tree-Reno Creek project, as per the terms disclosed in the Company’s news release dated May 17, 2007. The total land package has combined several nearby properties (Pine Tree, Four Mile Creek, West Reno, State and Private leases) and now comprises approximately 16,000 acres (6,475 hectares) located in Campbell County, Wyoming, in the central Powder River Basin.

Under the terms of the final agreement, AUC is entitled to the sole and exclusive right to earn a 60% interest in the Pine Tree-Reno Creek Project. The terms of the transaction are summarized as follows:

1.

AUC will reimburse Strathmore 100% of all reasonable expenditures incurred by Strathmore relating to the Pine Tree-Reno Creek Project, to a maximum of $300,000, plus any additional funds spent by Strathmore for the purpose of acquiring any additional property leases from the date of the LOI to the closing of this JV agreement;

2.

AUC will issue to Strathmore 6,000,000 common shares in the capital stock of AUC;

3.

Once AUC has spent a total of US$5,000,000 in the first 3 years of the agreement, it will have earned an initial 22.5% interest in the Pine Tree-Reno Creek Project. In addition, AUC will have satisfied the requirements of earning joint venture partner status with Strathmore.

4.

AUC will incur a total of $33,000,000 in expenditures on the Pine Tree-Reno Creek Project over a 6 year period, subject to the project having at least 13 million lbs of U3O8.

5.

Following the third anniversary of the closing date, Strathmore will retain an independent third party firm to calculate the resource. If the third party evaluation is less than 13 million lbs. U308, then the remaining US$28 million that AUC must spend on the Pine Tree-Reno Creek Project between the 3rd and 6th anniversary of closing will be reduced proportionately.

6.

Strathmore will remain operator of the project until AUC has completed its 60% earn-in commitment.

7.

Strathmore has retained a right to earn back 11% of the Project whereby it will have up to 90 days of a bankable feasibility study by paying $14,000,000 to AUC.

AMERICAN URANIUM CORPORATION (OTCBB: AUUM) is an American focused uranium company that is dedicated to the acquisition and development of uranium properties within the United States

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

Investors Relations

Bob Hemmerling/Craig Christy

1-800-647-3303
“David Miller”

info@strathmoreminerals.com

David Miller, President & COO

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 6, 2007

STRATHMORE DISCOVERS NEW HIGH GRADE URANIUM MINERALIZATION AT ROCA HONDA

Strathmore Minerals Corp. (“Strathmore” or “the Company”) is pleased to announce that significant uranium mineralization was encountered during installation of the second monitor well at its Roca Honda, New Mexico development project. This new uranium zone is located in Section 16 in a previously unexplored area of the property. High grade uranium mineralization, including a 9 foot interval grading 0.56% eU3O8 (11.2 lbs/ton) was discovered (See table below).

John DeJoia P.G., Vice President of Technical Affairs said, “We are very excited, but not surprised, with the mineralization found in this hole. The results validate our evaluation of the great potential to expand the Roca Honda resource. We expect additional drilling to further demonstrate both the continuity and high quality of this project. Although we have hundreds of drill holes on this property, the team is particularly excited by the fact that this borehole is located in an area that has not been previously explored.”

As part of the monitor well installation program, a pilot drill hole was advanced and core was collected from mineralized bearing sandstones. Uranium mineralization was observed in several of the core runs, and subsequent gamma logging confirmed significant uranium mineralization (eU3O8) from several intercepts as follows:

S2-Jmw-CH-07   Uranium Intercepts (eU3O8)

Interval (ft)	Thickness (ft)	Grade %	GT	Sand Unit	lbs U3O8 / ton
1731 - 1734	3.0	0.16	0.48	A	3.2
1748 - 1757	9.0	0.56	5.08	A	11.2
1792 – 1793.5	1.5	0.20	0.30	B1	4.0

The term “eU3O8” refers to equivalent uranium as calculated through the use of down-hole radiometric instrumentation and industry standard techniques for gamma log interpretation.  Geophysical logging was completed by Jet West Geophysical Services, and included calibration of the gamma logging tool at the Federal Department of Energy facilities, located near the City of Grants, New Mexico.

Matt Hartmann, P.G., Strathmore’s Senior Development Geologist responsible for the Roca Honda drilling program said, “These results help to confirm our expectations of finding additional, high grade mineralization in a sparsely drilled area of Section 16 and indicate the possibility of a new, high grade mineralized trend over a distance of one-half mile in unexplored ground. During this geological and hydrogeological data collection phase, we targeted prospective areas of potential mineralization within the property when those locations were capable of meeting the objectives of the permitting program. Roca Honda is an exciting deposit and I remain optimistic that further drilling will generate additional positive results.”

Core samples from mineralized zones will be analyzed by Energy Laboratories Inc. of Casper, Wyoming to obtain chemical uranium concentrations. Because known uranium deposits in the vicinity of the Roca Honda property have historically been in equilibrium, Strathmore anticipates that the analytical results will closely follow the gamma log interpretations.

Archived core from the 1748 -1757 ft interval that gamma logging interpreted as 9 ft of 0.56% eU3O8

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Bob Hemmerling/Craig Christy

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller, President and COO

www.strathmoreminerals.com